THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

When considering what action you should take, you should seek your own personal financial advice from your stockbroker, bank, solicitor, accountant, fund manager or other independent financial adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

If you have sold or otherwise transferred all of your Ordinary Shares, please send this document and the enclosed Form of Proxy at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

ENODIS plc

(Incorporated and registered in England and Wales under the Companies Act 1985, registered number 109849)

Capital Restructuring Programme

including

Reduction of Capital

Amendments to Articles of Association

and

Notice of Extraordinary General Meeting

An Extraordinary General Meeting of Enodis Shareholders to consider the Proposals contained in this document will be held on Monday 13 June 2005 at Broadwalk House, 5 Appold Street, London EC2A 2HA. Your board is unanimously recommending you to vote in favour of the Proposals. You should complete, sign and return your Form of Proxy to Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA as soon as possible but in any event to arrive not later than 11 a.m. on Saturday 11 June 2005. The completion and return of a Form of Proxy will not prevent you from attending and voting at the EGM (or any adjournment thereof) in person if you wish to do so.

This document and the accompanying documents have been prepared for the purposes of complying with English law and the Listing Rules and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England. The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to sell or issue, nor the solicitation of an offer to buy or subscribe for, shares in any jurisdiction.

The implications of the Proposals for Overseas Shareholders may be affected by the laws of the relevant jurisdiction. Such Overseas Shareholders should inform themselves about and observe all applicable legal requirements.

Holders of Enodis ADSs should complete the voting instruction form sent to them by the ADS Depositary, in accordance with the instructions from the ADS Depositary, and return it either by post or by hand to the ADS Depositary in order to instruct it how to vote on their behalf at the EGM. The voting instruction forms must be returned to the ADS Depositary, The Bank of New York, 101 Barclay Street, New York 10286 as soon as possible and in any event by 12.00 noon (New York time) on Thursday 9 June 2005. Persons who hold Enodis ADSs indirectly must rely on the procedures of their bank, brokers or financial institution through which they hold their Enodis ADSs. Holders of Enodis ADSs will not be permitted to attend the EGM unless such holders take steps to present their Enodis ADSs to the ADS Depositary for cancellation in exchange for Ordinary Shares.

Credit Suisse First Boston (Europe) Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Enodis plc and no-one else in connection with the Proposals and will not be responsible to anyone other than Enodis plc for providing the protections afforded to customers of Credit Suisse First Boston (Europe) Limited nor for providing advice in relation to the Proposals or the contents of this document.

i

Cautionary statement regarding forward-looking statements

This document contains certain statements that are or may be forward-looking with respect to the business, trends, strategy, financial condition and results of operations of Enodis. Statements that are not historical facts, including statements about Enodis or management's belief and expectations, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Verbs such as ''believe'', ''anticipate'', ''expect'', ''intend'', ''will'' and adjectives or nouns such as ''potential'', and variations of these words and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. There are a number of factors that could cause actual events and developments to differ materially from those expressed or implied by such forward-looking statements.

Examples of forward-looking statements include, but are not limited to:

(i)    projections or expectations of income, profit, dividends, capital structure or any other financial items or ratios;

(ii)   statements of plans, objectives or strategic goals, or statements about dispositions or restructuring, of the Group or its management, in particular statements made in paragraph 5 of Part 1 of this document;

(iii)  statements concerning any future economic environment, competitive position or performance; and

(iv)   statements of assumptions underlying such statements.

Enodis may also make or disclose written and/or oral forward-looking statements in the Group's annual report and accounts to shareholders, proxy statements, offering circulars, registration statements or prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Enodis to third parties, including financial analysts. Forward-looking statements in this document speak only as at the date of this document and except as required by the Listing Rules, the London Stock Exchange or by law, Enodis does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Enodis's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including unfavourable changes in the price of commodities or raw materials; consolidation or loss of large customers; adverse changes in customer purchasing patterns; competitive pricing pressures; Enodis's ability to successfully innovate, develop and market new products; currency fluctuations; the outcome of lawsuits against Enodis; Enodis's ability to recognise deferred tax assets; and other risks related to Enodis's US, UK and foreign operations.

TIMETABLE

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The following is the expected timetable of the principal events connected with the Proposals.

2005
Voting documents mailed to registered holders of Enodis ADSs	Commencing on 19 May
Record date for determining registered holders of Enodis ADSs eligible to give voting instructions	25 May
Latest time for holders of Enodis ADSs to provide voting instructions to the ADS Depositary for the EGM.	Noon (New York time) on 9 June
Latest time for receipt of Form of Proxy for the EGM	11 a.m. on 11 June
Voting Record Time for EGM(i)	6.00 p.m. on 11 June
EGM	11 a.m. on 13 June
Court Hearing of the petition to confirm the Reduction of Capital	6 July
Reduction of Capital becomes effective(ii)	7 July
_______________

Notes:

(i)   If the EGM is adjourned, the Voting Record Time for the adjourned meeting will be 6.00 p.m. on the day two days immediately preceding the date fixed for the adjourned meeting.
(ii)  This date is indicative only and will depend, amongst other things, on the date on which the Court sanctions the Reduction of Capital.

All references to time in this document are to London time unless otherwise stated.

The dates given are based on Enodis's current expectations and may be subject to change. If the scheduled date of the Court Hearing of the petition to sanction the Reduction of Capital is changed, Enodis will give adequate notice of the change by issuing an announcement through a Regulatory Information Service.

CONTENTS

CONTENTS

PART 1: LETTER FROM THE CHAIRMAN OF ENODIS plc

PART 1: LETTER FROM THE CHAIRMAN OF ENODIS plc

Directors:	Registered Number: 109849
Peter Malcolm Brooks (Chairman)
Michael Richard Arrowsmith
Gerald Michael Cronk	Registered Office
Robert Conrad Eimers	Enodis plc
David Swinton McCulloch	Washington House
Joseph John Ross	40-41 Conduit Street
Waldemar Schmidt	London
Walter David Wrench	W1S 2YQ

19 May 2005

To Enodis Shareholders and, for information only, to participants in the Employee Share Plans

Dear Shareholder

As a result of the significant progress made by Enodis over the last three years and reflecting the Group's prospects, I am pleased to write to you about a capital restructuring programme which will allow the reinstatement of dividends and is intended to lead to the termination of our SEC reporting obligations. The programme will also simplify our debt financing, reduce interest and compliance costs and free up management time to focus on further business growth.

The proposals described below for the Reduction of Capital and the amendments to the Articles of Association are important and require your approval at an EGM to be held on 13 June 2005, notice of which is set out in Part 7 of this document.

1.	Dividend Reinstatement

In November 2004, we announced our intention to reinstate dividends. The board recognises that dividends represent an important component of total shareholder return. Subject to completing the necessary steps described below, the board intends to adopt a progressive dividend policy that reflects the medium term prospects for earnings growth of the Group, the strength of our cash generation and the investment and other requirements of the business.

The board intends, in the absence of unforeseen circumstances, to recommence the payment of dividends by declaring an initial dividend in November 2005 on the announcement of the results for the year ending 1 October 2005. This will be payable in February 2006 following approval by shareholders at the Annual General Meeting.

Reduction of Capital in Enodis plc

To enable us to reinstate dividends, the board is proposing a Reduction of Capital in Enodis plc to create distributable reserves which will allow dividends to be paid to shareholders. The Reduction of Capital will require shareholder approval at an Extraordinary General Meeting to be held on 13 June 2005 and the approval of the High Court. Details of the required process are set out in Part 2 of this document.

Notes buy-back

Before giving its approval to the Reduction of Capital, the Court will require all creditors of Enodis plc to have been protected. In order to satisfy the Court, as well as to enable the Company to terminate its SEC reporting obligations (see below), and as the Notes cannot be contractually redeemed before April 2007, Enodis is commencing a tender offer to buy back its £100 million 10⅜% Notes due 2012. The consideration, if all the Notes are purchased, is expected to be approximately £114.5 million comprising principal of £100 million and the total of the interest payments to, and the early redemption premium payable on, the first call date due in April 2007, discounted to today’s date. This includes a maximum amount of up to £3m that will be paid as a consent payment to holders of the Notes who validly deliver and do not revoke their consent to amendments eliminating substantially all of the restrictive covenants (including the covenant requiring SEC reporting), certain events of default and certain additional covenants and rights contained in the Notes and the Indenture governing the Notes on or prior to the consent date. The buy-back will be financed by drawings on our senior debt facility. We have increased our facility from $225m to $400m with pricing and covenants unchanged. Details of the tender offer, financing and related matters are set out in Part 3 of this document.

PART 1: LETTER FROM THE CHAIRMAN OF ENODIS plc

2.	Termination of SEC reporting obligations

The board keeps under review the benefits and costs of maintaining our American Depositary Receipt ("ADR") programme, NYSE listing and SEC registration. Having considered the small number of ADRs and the very low levels of trading in the ADRs, the board has concluded that the significant ongoing compliance costs and management burden arising from SEC reporting outweigh any benefits. In order to deregister and terminate our reporting requirements with the SEC, a number of steps are required:

Termination of ADR programme and NYSE listing

Only a very small portion of our total equity (0.27%) and related trading volume is represented by ADRs. Substantially all our Ordinary Shares held by US shareholders were acquired through the London Stock Exchange and are held directly rather than in the form of ADRs. The Company has therefore decided to terminate its ADR programme with the Bank of New York and to de-list from the NYSE. Further details of the process and timetable for the termination are set out in Part 4 of this document.

Eliminate filing requirements in respect of the Notes

The Indenture governing the Notes requires Enodis to file its annual and quarterly results and other disclosure documents with the SEC and to comply with the SEC rules associated with the applicable filings. The buy-back of the Notes as explained in Part 3 of this document will eliminate this requirement.

SEC registration and amendments to the Articles of Association

De-listing from the NYSE and the Notes buy-back do not automatically result in deregistration of the Company's securities under the Exchange Act. The Company must continue to meet the SEC's reporting requirements, including the requirement to file annual reports on Form 20-F, until each class of its securities is deregistered and its duty to file reports is suspended.

The Company cannot file for deregistration unless the number of US Holders of Ordinary Shares and Notes, whether held directly or through nominees, for each class is below 300. It is expected that this will be the case following the cancellation of the ADR programme, de-listing from the NYSE and the buy-back of the Notes.

Under SEC rules, even after the Company deregisters, it must ensure that the number of US Holders of Ordinary Shares remains below 300 in order to avoid recommencement of SEC reporting requirements. Accordingly, the board is proposing that the Company amend its Articles of Association at the EGM to include a new provision, applying only to New US Shareholders, conferring on the board the power to require that any New US Shareholder sell their shares to non-US residents. The changes will mean that US residents who acquire an interest in the Company's shares after Shareholders have approved the changes to the Articles may be required to sell their shares on 21 days' notice from the Company. The new powers will not apply to US residents who hold an interest in the Company's shares prior to Shareholder approval of the changes to the Articles, which is expected to be on 13 June 2005.  For the avoidance of doubt, these powers will not affect US residents who continue to hold an interest in the Company's shares both before and after the EGM. Details of the proposed amendments are set out in Part 5 of this document and the text of the proposed new provision is contained in the notice of the EGM set out in Part 7 of this document. The board has been advised that the programme of steps outlined in this document should enable deregistration to be implemented. Should this not in fact occur, deregistration will nevertheless remain an important objective of the Company, although the programme itself does not include any proposals for the Company to purchase any of its securities, other than Notes under the tender offer, from holders of its securities.

3.	Costs and Benefits

The capital restructuring programme, in addition to enabling dividend payments, provides considerable financial benefits to the Group including annual cash interest savings of approximately £4.5m and compliance and listing cost savings of approximately £3m per annum. Considering these external costs alone, and making no allowance for the significant savings of management time, the board is of the view that the programme has a two year payback, a positive net present value and is earnings enhancing in our financial year ending 30 September 2006.

PART 1: LETTER FROM THE CHAIRMAN OF ENODIS plc

The net cash costs of the capital restructuring programme are expected to be approximately £17m, including approximately £14.5m of interest prepayment on the Notes and £2.6m of fees. Taking into account the write off of deferred financing costs in relation to the Notes (£3.6m), the exceptional charge to the profit and loss account is expected to total approximately £21m. As a result of the cash cost of the total transaction, net debt is expected to increase by approximately £17m. If the Group were to have redeemed the Notes at the first call date of April 2007, the exceptional costs then would have been approximately £8m (being an early redemption premium of £5.2m and deferred finance write off of £2.8m).

4.	Reporting

The Company’s requirement to provide quarterly reporting stems from covenants under the Indenture and, assuming the buy-back of the Notes is successful, the board intends to cease its current formal quarterly reporting to the market. Enodis expects to recommence semi-annual reporting in November and May with full trading updates at the end of March and September. The board believes that this reporting timetable will provide the market with relevant up-to-date trading information; it will also maintain the Group's commitment to a high level of investor relations activity. The Company's Ordinary Shares will continue to be listed on the Official List of the UK Listing Authority and traded on the London Stock Exchange, and the Company will continue to comply with its reporting obligations under the UK Listing Rules.

5.	Current Trading

The outlook for the financial year ending 1 October 2005 is set out in the interim announcement released on 17 May 2005 which contains the following statement:

"Consumer spending on food and beverage continues to grow, driven by lifestyle changes and increased disposable income.

For the balance of the year, we expect the North American food service equipment market to grow at an annualised rate of approximately 4.5% and weakness in Europe to continue.

In our Food Service Equipment - North America businesses, we are well positioned to meet demand for new menu items, especially at regional and global restaurant chains where the key requirements of ‘fast - hot - fresh’ can be met by our range of Accelerated Cooking Technology® products. We expect our growth to continue, albeit at a slower rate than in the first half against the strong comparators of 9% growth in Q304 and 10% in Q404. In particular, in Q3 we expect that the impact of the Q2 ‘pull forward’ of turnover will be counter-balanced. During the second half, we expect to feel the full impact of materials cost inflation in all our businesses but we should continue to mitigate this through price increases, lean manufacturing and purchasing initiatives.

Our Food Service Equipment - Europe/Asia businesses will continue to face challenging market conditions in which it is difficult to pass on increased materials costs to our customers. We will focus on new product opportunities particularly from Scotsman Beverage Systems and Convotherm. We expect to see continued benefits from the successful completion of our European restructuring programme.

Additionally, across our Food Service Equipment businesses, we will incur increased strategic expenditure both on investment in marketing and R&D on next generation products, as well as on investment in infrastructure in Asia to support our major restaurant chain customers in the region.

Based on order backlog and order rates, our Food Retail Equipment businesses should have a strong second half in terms of turnover but market conditions will make it difficult for us to pass on increased materials costs to our customers.

In the second half, we expect to incur further costs in respect of our Capital restructuring programme bringing the total to approximately £21m. We will not see the annualised benefits of this programme of approximately £8m until FY06. In addition, as previously discussed, we expect to incur costs of approximately £1m for the completion of our current European restructuring programme.

Taking account of all these factors, we anticipate underlying performance for the 52 weeks ended 1 October 2005 (FY04: 53 weeks) to be in line with management’s expectations at the time of our Q105 announcement."

6.	Action to be Taken

With this document you will find a Form of Proxy for the EGM. Please ensure you complete, sign and return the Form of Proxy to Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA as soon as possible but, in any event, so as to be received no later than 11 a.m. on 11 June 2005. You should return the Form of Proxy by post (faxes will not be accepted). The completion and return of a form will not prevent you from attending the EGM, or any adjournment thereof, in person if you wish to do so.

PART 1: LETTER FROM THE CHAIRMAN OF ENODIS plc

If you hold Enodis ADSs, you should return the voting instruction form to The Bank of New York, 101 Barclay Street, New York, New York 10286 as soon as possible and in any event by 12.00 noon (New York time) on 9 June 2005.

The EGM will be held on 13 June 2005 at 11 a.m. at Broadwalk House, 5 Appold Street, London EC2A 2HA.

7.	Recommendation

The steps described in this letter reflect the significant progress made by your Company over the last three years and the confidence we have in the future. Your board, which has received financial advice from Credit Suisse First Boston, considers the terms of the Proposals to be fair and reasonable to Shareholders as a whole. In providing its advice to the board, Credit Suisse First Boston has relied on the board's commercial assessment of the Proposals.

The board considers the Proposals to be in the best interests of Shareholders as a whole. Accordingly, your board unanimously recommends you to vote in favour of the resolutions to be proposed at the EGM, as the Directors intend to do in respect of their beneficial holdings, which as at 17 May 2005 (the latest practicable date prior to the publication of this document) amount in total to 2,020,100 Ordinary Shares, representing approximately 0.50 per cent, of the issued share capital of Enodis.

Yours faithfully

/s/ Peter Brooks
Peter Brooks
Chairman

PART 2: THE REDUCTION OF CAPITAL

PART 2: THE REDUCTION OF CAPITAL

Based on the Company's audited balance sheet as at 2 October 2004, the Company's existing equity capital structure principally comprised nominal share capital and share premium of £434.8 million which is non-distributable, and a deficit on distributable reserves of £55.6 million. This deficit arose principally as a result of an internal restructuring which was carried out during the year ended 30 September 2002, when substantially all of the assets of the Company were transferred to another Group company, resulting in the recognition of losses in the Company. This deficit prevents the Company from paying dividends.

The board will seek the consent of Shareholders to cancel the amount standing to the credit of the Company's share premium account and to reduce the nominal value of each of the Company's issued and unissued Ordinary Shares from 50 pence to 10 pence.

On the basis of the figures for the Company's audited balance sheet as at 2 October 2004, the cancellation of the share premium account and the reduction of the nominal value of the Company's issued Ordinary Shares will create a reserve of £394.7 million which will be applied in eliminating the deficit on the Company's profit and loss account, creating distributable reserves in excess of £300 million. These distributable reserves will be available (subject to the protection of creditors to the satisfaction of the High Court) to fund the payment of dividends and/or purchase of the Company's own shares, to be set off against future losses (if any) or for other corporate purposes of the Company.

Shareholder consent to the Reduction of Capital is required in the form of the special resolution numbered one in the notice of EGM set out in Part 7 of this document. The Reduction of Capital must also be confirmed by the High Court, which is expected to occur at a hearing scheduled for 6 July 2005. The Reduction of Capital will be effective from the date the Court order confirming the Reduction of Capital is registered at Companies House, which is expected to be on 7 July 2005. The Company will issue replacement share certificates as soon as practicable after the Reduction of Capital becomes effective.

The High Court, in reaching its decision to consent to the Reduction of Capital, will need to be satisfied that the interests of the Company's creditors will not be prejudiced as a result of the Reduction of Capital. The Company will provide such form of protection in respect of the Company's non-consenting creditors as it is advised is appropriate and in accordance with the High Court's determination.

PART 3: THE TENDER OFFER FOR THE NOTES, CONSENT SOLICITATION AND FINANCING

PART 3: THE TENDER OFFER FOR THE NOTES, CONSENT SOLICITATION AND FINANCING

The Company announced on 17 May 2005 that it had commenced a tender offer and consent solicitation with respect to all of its outstanding £100m 10⅜% senior notes due 2012, pursuant to an offer to purchase and consent solicitation statement dated 17 May 2005.

The consideration, if all the Notes are purchased, is expected to be approximately £114.5 million comprising principal of £100 million and the total of the interest payments to, and the early redemption premium payable on, the first call date due in April 2007, discounted to today’s date.

The total consideration for Notes tendered will be calculated using a fixed spread of 50 basis points over the yield to maturity of the UK Treasury 4.50 per cent Gilt due 7 March 2007 in accordance with customary practice. Included in the total consideration is an amount equal to £30 per £1,000 principal amount of Notes that will be paid as a consent payment to holders of the Notes who validly deliver and do not revoke their consent to amendments eliminating substantially all of the restrictive covenants (including the covenant requiring SEC reporting), certain events of default and certain additional covenants and rights contained in the Notes and the Indenture on or prior to the consent date. The consent date is 1 June 2005, unless extended. Pricing of the offer for the Notes is expected to occur two business days prior to the expiration date of the offer, which is 15 June 2005, unless extended or earlier terminated.

The Company's obligation to accept for payment, and to pay for, Notes validly tendered pursuant to the tender offer is conditional upon (i) the execution by the Company and the Notes trustee of the supplemental indenture amending the Notes and Indenture, (ii) there having been validly tendered and not withdrawn a majority of the Notes and (iii) the Company having received funds sufficient to satisfy its obligations under the tender offer and consent solicitation. The Company may, in its sole discretion, decide to amend or waive any of these conditions.

The tender offer is to be financed by the increase in the existing credit agreement dated 17 September 2004 between (inter alia) Enodis Holdings Limited and the Royal Bank of Scotland PLC (as Agent), which was amended and restated on 6 May 2005 by a restatement agreement from $225m to a total of $400m. The Restated Senior Credit Agreement is a multi-currency revolving credit facility which can be used for general corporate purposes, the issuance of letters of credit and for the purpose of purchasing, prepaying, redeeming, discharging or defeasing the Notes. We intend to use approximately £114.5m available under the increased facility to repay all of the Notes.

The availability of the Restated Senior Credit Agreement is subject to payment of the balance of an arrangement fee, a portion of which was paid on 6 May 2005 and a portion of which is payable only when all or a portion of the additional commitment is drawn and certain other conditions. Availability of borrowings are also subject to customary conditions. If the proposed amendments to the Indenture become effective, the Company will accede to the Restated Senior Credit Agreement as a borrower and a guarantor. In addition, the Restated Senior Credit Agreement's definition of the "Group" will be expanded to include the Company in respect of various covenants and undertakings given to the lenders. The Restated Senior Credit Agreement contains customary financial and operating covenants.

PART 4: TERMINATION OF THE ADR PROGRAMME AND NYSE LISTING

PART 4: TERMINATION OF THE ADR PROGRAMME AND NYSE LISTING

ADR programme and NYSE listing

Your board keeps under review the operation of its ADR programme, NYSE listing and SEC registration and the relative benefits and costs of servicing these.

ADRs represent a very small portion of the Company's equity. As of close of business on 30 April 2005, only 0.27% of the Company's issued equity was held in ADR form. ADR trading volumes are very low. Only 0.4% of the Company's shares traded over the three months to the end of April 2005 were represented by ADRs. Substantially all US shareholdings in the Company are represented by Ordinary Shares acquired through the London Stock Exchange.

Given the very low participation in the ADR programme, the Company does not believe that the benefits to the Company of maintaining the programme and NYSE listing justify the additional administration and costs. De-listing is also a necessary step towards fulfilling the Company's objective of terminating its SEC reporting requirements.

Accordingly, the Company has today announced its intention to terminate its ADR programme with The Bank of New York as ADS Depositary. At the Company's request, the ADS Depositary will cease to issue new ADRs on 20 May 2005 and will withdraw the registration statement on Form F-6 with respect to unissued ADRs on 23 May 2005. In addition the Company and the ADS Depositary have agreed to amend the ADS Deposit Agreement with effect from 23 May 2005 to reduce the minimum notice period of termination from 90 to 30 days and to reduce the period of time which holders of ADSs have to surrender their ADRs to the ADS Depositary for receipt of the Ordinary Shares underlying their ADSs following the termination of the ADS Deposit Agreement from one year to 90 days. The Company intends that the ADS Deposit Agreement will be terminated with effect from the close of business New York time on 22 June 2005. The Company expects the ADS Depositary to give notice on 23 May 2005 to holders of ADSs of the above amendment and that the ADS Deposit Agreement will terminate 30 days later on 22 June 2005. Trading in the ADSs on the NYSE is expected to be suspended at the close of trading in New York on 22 June 2005, which will result in de-listing from the NYSE, subject to SEC confirmation. From the termination until 90 days thereafter, holders of ADSs will only be able to surrender their ADRs in exchange for the Ordinary Shares represented by the ADRs, subject to the payment of applicable fees and expenses and subject to applicable taxes and governmental charges.

Following termination of the ADR programme, holders of ADSs will be entitled to receive from the ADS Depositary the Ordinary Shares underlying their ADSs upon the holders' surrender of their ADRs to the ADS Depositary and payment of the ADS Depositary's fee and any applicable cable, tax or governmental charges. The ADS Depositary will deliver the Ordinary Shares in accordance with the account specifications that the ADS holders provide to the ADS Depositary. The procedures to be followed by holders of registered ADSs in order to receive the Ordinary Shares underlying their ADSs are set out in the ADS Deposit Agreement. Persons holding ADSs through brokers, banks or other nominees should consult with them regarding compliance with the Depositary's procedures.

Following termination, the ADS Depositary's only obligation to ADS holders will be to deliver to them the Ordinary Shares underlying their ADSs and any dividends or other distributions the ADS Depositary has received on them, upon the ADS holders' compliance with the surrender and payment procedures described in the previous paragraph. If any ADS holder has not complied with these procedures by the expiry of the 90 day period following termination of the ADS Deposit Agreement, the ADS Depositary is required to use reasonable efforts to sell all remaining deposited Ordinary Shares and deliver the net proceeds from such sale for the ADS holder upon surrender of the ADR. Thereafter, holders of ADRs will be entitled only to surrender their ADRs to the ADS Depositary and receive the net proceeds of the Ordinary Shares, net of applicable fees and expenses and subject to applicable taxes and governmental charges. The ADS Depositary will not segregate the net proceeds it keeps and the ADS holder will be a general unsecured creditor of the ADS Depositary with respect to the net proceeds. Further, the ADS Depositary is not required to invest these net proceeds or collect or pay interest on them for the ADS holders' benefit.

Following the NYSE de-listing, the Ordinary Shares will continue to be listed on the Official List of the UK Listing Authority and traded on the London Stock Exchange, and clearing and settlement of them will be conducted through CREST, the UK clearing and settlement system. The Company intends to maintain a high level of communication with all its shareholders. Following de-listing and termination of the ADR programme, no organised trading market is expected to develop for Ordinary Shares in the US.

Further, unlike the existing ADSs, all future cash payments in respect of the Ordinary Shares will be paid in pounds sterling. The Ordinary Shares will not be serviced by a US transfer agent and persons wishing to transfer their Ordinary Shares will need to comply with applicable UK registration requirements. Any enquiries, including enquiries with respect to such registration requirements, will need to be referred to Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99.

PART 4: TERMINATION OF THE ADR PROGRAMME AND NYSE LISTING

United Kingdom stamp duty liability of £5 per ADS holder will arise on receipt (as described above) of the Ordinary Shares from the ADS Depositary. Such stamp duty will be payable by the ADS holders.

Transfers on sale of Ordinary Shares after termination of the ADR programme will generally be subject to United Kingdom stamp duty at the rate of 0.5% of the consideration given for the transfer. The purchaser normally pays the stamp duty.

An agreement to transfer Ordinary Shares will normally give rise to a charge to stamp duty reserve tax at a rate of 0.5% of the amount or value of the consideration payable for the transfer. If a duly stamped transfer in respect of the agreement is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the condition is satisfied) any stamp duty reserve tax paid is repayable, generally with interest, and otherwise the stamp duty reserve tax charge is cancelled. Stamp duty reserve tax is generally payable by the purchaser.

Paperless transfers of Ordinary Shares within the CREST system will generally be liable to stamp duty reserve tax, rather than stamp duty, at the rate of 0.5% of the amount or value of the consideration payable under the relevant agreement to transfer the shares. CREST is obliged to collect stamp duty reserve tax on relevant transactions settled within the CREST system. Stamp duty or stamp duty reserve tax is generally payable by the purchaser. Deposits of Ordinary Shares into CREST will not generally be subject to stamp duty reserve tax, unless the transfer into CREST is itself made for consideration.

Holders of ADSs, listed on the NYSE, will be asked to instruct the ADS Depositary to approve the resolutions to be proposed at the EGM, and voting materials will be posted to them today.

SEC registration

Notwithstanding the delisting from the NYSE, the Company's registration under the Exchange Act will remain in effect unless terminated as described in Part 5 of this document.

PART 5: POSSIBLE TERMINATION OF SEC REGISTRATION AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION

PART 5: POSSIBLE TERMINATION OF SEC REGISTRATION AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Company will continue to meet the SEC's reporting requirements, including the requirement to file annual reports on Form 20-F, until each class of its securities is deregistered under the Exchange Act and its duty to file reports is suspended.

The Company cannot file for deregistration unless, amongst other things, your board satisfies itself that the number of US Holders of Ordinary Shares and the number of US Holders of Notes, whether held directly or through nominees, is each below 300. Under SEC rules, even after the Company deregisters under the Exchange Act, it must ensure that the number of US Holders of Ordinary Shares and Notes each remains below 300 in order to avoid recommencement of SEC reporting requirements. The board has been advised that the programme of steps outlined in this document should enable deregistration to be implemented. Should this not in fact occur, deregistration will nevertheless remain an important objective of the Company.

As stated in Part 3 of this document, a tender offer has been made to holders of the Notes, which if accepted by the appropriate majority, will lead to the purchase of the Notes tendered. If a sufficient number of Notes are purchased, the requirement to have less than 300 holders of the Notes will cease to be a consideration.

In addition, the board proposes that the Company amend its Articles of Association to include a new provision, applying only to New US Shareholders, conferring upon the board the power to require shares in the Company held by such persons be sold to non-US persons. The new compulsory transfer power would only apply to New US Shareholders, being those who are not existing shareholders and who acquire their interest in the relevant shares after the changes to the Articles become effective (expected to be on 13 June 2005).

Assuming that holders of Ordinary Shares approve the proposed amendment to the Company's Articles of Association at the EGM, the Company will be entitled to serve notices on shareholders or other persons appearing to the Company to have an interest in any shares, requiring them to provide information relating to the ownership of such shares to the Company or to show that such shares are not held by or for a New US shareholder. In addition, New US Shareholders will be required to notify the Company of all shares in the Company held by them. The Company will maintain a register of persons whom the board considers to be New US Shareholders. Shareholders will be notified if their name has been added to, or removed from, that register of New US Shareholders. Shareholders will be entitled to make representations to the Company as to their inclusion on the register of New US Shareholders.

The board would also be entitled to give notice to any one or more New US Shareholders requiring that they sell their shares within 21 days. If such notice is not complied with, the Company may arrange the sale, on behalf of such New US Shareholders, of the shares to which the notice relates. The proceeds of sale will be paid to the holder of the shares so sold (after deduction of expenses and any taxes incurred by the board in the sale), upon surrender by the holder of any share certificate in respect of such shares. Before the board exercises the compulsory sale power, the Company will make an appropriate announcement through a regulatory information service.

If the amendments to the Articles are approved, the board will be free to exercise the compulsory transfer power in its absolute discretion in accordance with the terms of the Articles as amended. The board may use this power, among other things, to reduce the number of US Holders of shares. Subject to legal, fiduciary and regulatory requirements and costs and the board's analysis of US share ownership, the board expects to apply the power first to those New US Shareholders with the smallest holdings of shares. The board may exercise the compulsory transfer power from time to time with the objective of preventing the Company from being subject to US registration and reporting requirements by reason of the ownership of its shares by US Holders.

In the event that shares are to be sold on behalf of a New US Shareholder compulsorily, pursuant to the power described above, the board will appoint a broker to sell such shares at market price at the time of sale. Persons who would become New US Shareholders if they acquired an interest in shares should be aware that the price at which the shares may be sold pursuant to the compulsory transfer provisions may be lower or higher than the market value of the shares at the date of this document or on the date of the acquisition of such interest.

A notice convening an Extraordinary General Meeting of the Company, which sets out the text of the proposed amendments to the Company's Articles of Association, is set out in Part 7 of this document.

PART 6: ADDITIONAL INFORMATION RELATING TO ENODIS

Part 6: Additional information relating to Enodis

1.	Introduction

The Directors of Enodis, whose names appear on page 1 in Part 1 (Chairman's Letter) of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of those Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Incorporation and activity of Enodis

2.1	Enodis was incorporated and registered in England and Wales on 26 May 1910 under the Companies Act as a company with registered number 109849.

2.2	The registered office of Enodis is Washington House, 40-41 Conduit Street, London W1S 2YQ.

2.3	Enodis is the holding company for a group of companies which principally manufactures and distributes commercial food equipment.

3.	Directors' interests in Enodis

Beneficial interests

3.1	As at 17 May 2005 (the latest practicable date prior to the publication of this document), the Directors had the following beneficial interests in Ordinary Shares:

Directors	Number of Ordinary Shares	Percentage of issued share capital
Peter Malcolm Brooks	73,500	0.018%
Michael Richard Arrowsmith	50,000	0.012%
Gerald Michael Cronk	1,691,600	0.420%
Robert Conrad Eimers	15,000	0.004%
David Swinton McCulloch	130,000	0.032%
Joseph John Ross	Nil	-
Waldemar Schmidt	50,000	0.012%
Walter David Wrench	10,000	0.002%

The interests of the Directors amount in total to 2,020,100 Ordinary Shares representing approximately 0.50% per cent. of the issued share capital of Enodis as of 17 May 2005 (the last practicable date prior to publication of this document).

Executive share options

3.2
In addition to their having an interest in 2,020,100 Ordinary Shares as detailed in paragraph 3.1 of this Part 6 above, the Directors also have interests in Ordinary Shares as at the date referred to in paragraph 3.1 above, as a result of their participation in the Employee Share Plans. These interests were as follows as at 17 May 2005:

Directors	Date of grant	Number of shares held	Exercise price	Earliest date exercisable	Expiration date
Options held under the Enodis 2001 Executive Share Option Scheme:
Robert C. Eimers	21/03/02 22/11/02 11/08/03 19/11/03 25/11/04	102,013 249,152 600,000 168,146 130,431	85.50p 59.00p 63.50p 84.00p 102.00p	21/03/05 22/11/05 11/08/06 19/11/06 25/11/07	21/03/12 22/11/12 11/08/13 19/11/13 25/11/14

David S. McCulloch(i)	10/09/01 21/03/02 21/03/02 22/11/02 11/08/03 19/11/03 25/11/04	444,063 302,401 271,218 396,610 1,500,000(i) 420,365 326,079	81.78p 85.50p 147.00p 59.00p 63.50p 84.00p 102.00p	10/09/04 21/03/05 21/03/05 22/11/05 11/08/06 19/11/06 25/11/07	10/09/11 21/03/12 21/03/12 22/11/12 11/08/13 19/11/13 25/11/14

W. David Wrench	22/01/01 21/03/02 22/11/02 11/08/03 19/11/03 25/11/04	61,469 194,551 296,610 750,000 210,183 189,031	146.56p 85.50p 59.00p 63.50p 84.00p 102.00p	22/01/04 21/03/05 22/11/05 11/08/06 19/11/06 25/11/07	22/01/11 21/03/12 22/11/12 11/08/13 19/11/13 25/11/14
Options held under the Berisford 1995 Executive Share Option Scheme:
Robert C. Eimers	03/07/00	24,699	260.73p	03/07/03	03/07/10

David S. McCulloch	01/07/97 28/07/99	49,399 43,223	116.60p 212.88p	01/07/00 28/07/02	01/07/07 28/07/09

W. David Wrench	03/07/00	37,049	260.73p	03/07/03	03/07/10

Part 6: Additional information relating to Enodis

(i) When these options are exercised pursuant to the rules of the scheme, Mr. McCulloch is entitled to a payment of £404,203. The employment agreement of Mr. McCulloch entered into following his appointment as Chief Executive Officer on 1 June 2003 included a commitment by the Group to grant him share options at the market price prevailing at the time or an alternative benefit payable in cash. For regulatory reasons, the options could not be granted at that time and when they were granted the market price had risen. As the rules of the scheme require options to be granted at the market price on the date of grant, the sum of £404,203 was agreed to be paid. If these options are not exercised, this sum will not be paid.

Non-beneficial interests

At 17 May 2005, the executive Directors had a non-beneficial interest in 1,269,341 Ordinary Shares as potential beneficiaries of the Enodis Share Ownership Trust.

3.3
The above disclosures are based upon the interests of the Directors in Ordinary Shares which (a) have been notified by each Director to Enodis pursuant to section 324 or section 328 of the Companies Act on or before 17 May 2005 (the latest practicable date prior to the publication of this document), or (b) are required pursuant to section 325 of the Companies Act to be entered into the register of directors' interests maintained under that section, or (c) are interests of a connected person (within the meaning of section 346 of the Companies Act) of a Director which would, if the connected person were a director of Enodis, be required to be disclosed under such sections of the Companies Act, and the existence of which is known to or could with reasonable diligence be ascertained by that Director.

3.4
Save as set out above, no Director (nor any person connected with them) has any interests (beneficial or non-beneficial) in the share capital of the Company. Save as set out above, no Director (nor any person connected with them) holds an interest in any other securities of the Group.

4.	Consent

Credit Suisse First Boston has given and not withdrawn its written consent to the issue of this document and the references to its name in the form and context in which it is included.

5.	Documents available for inspection

Copies of the following documents may be inspected at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA, during usual business hours on any weekday (Saturdays, Sunday and public holidays excepted), until the conclusion of the EGM and will also be available for inspection at the EGM at Broadwalk House, 5 Appold Street, London, EC2A 2HA for at least 15 minutes prior to and during the meeting:

(a)	the memorandum and articles of association of Enodis in their current form;

(b)	the articles of association of Enodis as they are proposed to be amended;

(c)	the written consent of Credit Suisse First Boston referred to in paragraph 4 of this Part 6;

(d)	the ADS Deposit Agreement;

(e)	the Offer To Purchase and Consent Solicitation Statement;

(f)	the Restated Senior Credit Agreement; and

(g)	this document.

PART 7: NOTICE OF EXTRAORDINARY GENERAL MEETING

PART 7: NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Enodis plc (the "Company") will be held at Broadwalk House, 5 Appold Street, London, EC2A 2HA on 13 June 2005 at 11 a.m. for the purpose of considering and, if thought fit, passing the following resolutions as special resolutions:

1.	That:

(a)	the issued share capital of the Company be reduced by cancelling paid up capital to the extent of 40 pence on each and every ordinary share of 50 pence in issue;

(b)	the nominal value of each and every ordinary share of 50 pence (whether issued or unissued) be reduced from 50 pence to 10 pence; and

(c)
the whole amount standing to the credit of the share premium account of the Company as at 6.00 p.m. on the day immediately preceding the day on which the High Court of Justice in England and Wales makes an order confirming the reduction of capital set out in this resolution be cancelled.

2.	That the Articles of Association of the Company be hereby amended by inserting a new article 50A after the existing article 50 as follows:

"50A.    Limitations on shareholdings by New US Shareholders

(a)	Purpose and interpretation

(i)
The purpose of this Article is to restrict the number of, and ownership by, New US Shareholders who hold or have an interest in shares of any class in the capital of the Company, so as to enable the Company to suspend or terminate some or all of its obligations under the US Securities Exchange Act of 1934 and to prevent any such obligations from arising again in the future.

(ii)	For the purpose of this article:

(A)
interest, in relation to shares, means any interest which would be taken into account in determining for the purposes of Part VI of the Companies Act 1985 whether a person has a notifiable interest in a share (including any interest which he would be taken as having for those purposes) and interested shall be construed accordingly;

(B)
New US Shareholder means (i) persons resident in the US who at a Relevant Time become or are deemed to have become holders of shares in the Company (including without limitation, shares represented by American depositary shares) for the purposes of Rule 12g3-2(a)(1) of the US Securities Exchange Act of 1934 as amended (including directly or through a nominee) and who were not holders or deemed to be holders of shares in the Company (including without limitation, shares represented by American depositary shares) for such purposes immediately prior to the Relevant Time  or who were holders or deemed to be holders of such shares in the Company (including, without limitation, shares represented by American depositary shares) before the Relevant Time but who have ceased to be holders or deemed to be holders of such shares in the Company (including, without limitation, shares represented by American depositary shares) at any time during the Relevant Time and (ii) persons who appear, at any Relevant Time, to the board to fall within sub-paragraph (i) of this definition of New US Shareholder;

(C)	Register of New US Shareholders means the register to be maintained in accordance with Article 50A(d);

(D)
Relevant Shares means shares in the Company (including, without limitation, shares now or at any time represented by American depositary shares) which are held or deemed to be held by New US Shareholders in any manner described in Rule 12g3-2(a)(1) of the US Securities Exchange Act of 1934 as amended (including directly or through or as nominee) or which are deemed pursuant to this Article to be so held;

PART 7: NOTICE OF EXTRAORDINARY GENERAL MEETING

(E)	Relevant Time means any time after the passing of the resolution numbered two set out in the notice of an extraordinary general meeting of the Company to be held on 13 June 2005;

(F)	Required Disposal means in relation to any Relevant Shares a disposal or disposals of such shares or interests therein which will result in such shares ceasing to be Relevant Shares; and

(G)	US means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

(b)	Disclosure notices

(i)
The board may by notice in writing require any member or other person appearing to be interested or appearing to have been interested in shares in the Company to disclose to the Company in writing such information as the board shall require relating to the ownership of or interests in the shares in question as lies within the knowledge of such member or other person (supported if the board so requires by a statutory declaration and/or by independent evidence) including (without prejudice to the generality of the foregoing) any information which the Company is entitled to seek pursuant to section 212 of the Companies Act 1985 and any information which the board shall deem necessary or desirable in order to determine whether any shares are Relevant Shares.

(ii)
Whether or not a notice pursuant to Article 50A(b)(i) has been given, the board may by notice in writing require any member or other person appearing to be interested or appearing to have been interested in shares in the Company to show to the satisfaction of the board that the shares in question are not Relevant Shares. Any person on whom such notice has been served and any other person who is interested in such shares may within 14 days of such notice (or such longer period as the board may consider reasonable) make representations to the board as to why such shares should not be treated as Relevant Shares but if, after considering any such representations and such other information as seems to them relevant, the board believes such shares to be Relevant Shares, the board may determine that such shares shall be deemed to be Relevant Shares and they shall thereupon be treated as such for all purposes of this Article.

(iii)
The board may give notice pursuant to Article 50A(b)(i) or (ii) or both of them at any time and the board may give one or more than one such notice to the same member or other person in respect of the same shares.

(c)	Notification obligation

Each member shall notify the Company immediately upon becoming aware that any shares in which he is interested (i) is or has become a Relevant Share or (ii) has ceased to be a Relevant Share.

(d)	Register of New US Shareholders

(i)
The board shall maintain, in addition to the Register, a Register of New US Shareholders, in which there shall be entered particulars of any shares which are or have been deemed to be Relevant Shares. The particulars entered on the Register of New US Shareholders in respect of any share shall comprise, in addition to the name of the holder, the name of any New US Shareholders interested or who appear to the board to be interested in such share and such information as has been supplied to the board pursuant to Article 50A(b)(i) or (ii) or otherwise or, if no such information has been supplied, such information as the board considers appropriate.

(ii)
The board shall remove from the Register of New US Shareholders particulars of any share if there has been furnished to it a declaration (in such form as the board may from time to time prescribe) by the holder of such share, together with such other evidence as the board may require, that satisfies the board that such share is no longer a Relevant Share.

PART 7: NOTICE OF EXTRAORDINARY GENERAL MEETING

(e)	Required Disposal

(i)
The board may give notice to the holder of any Relevant Shares and, if it so chooses, to any other person appearing to it to be interested in such Relevant Shares calling for a Required Disposal of some or all of the Relevant Shares held by him to be made within 21 days or such longer period as the board considers reasonable. The board may extend the period in which any such notice is required to be complied with and may withdraw any such notice (whether before or after the expiration of the period referred to) if it appears to it that the shares to which the notice relates are not or are no longer Relevant Shares or in any other circumstances the board sees fit. If the board is not satisfied that a Required Disposal has been made by the expiry of the 21 day period (as may be extended), no transfer of any of the Relevant Shares to which the notice relates may be made or registered other than a transfer made pursuant to Article 50A(e)(ii) or unless such notice is withdrawn.

(ii)
If a notice given under Article 50A(e)(i) above has not been complied with in all respects to the satisfaction of the board or withdrawn, the board shall, so far as it is able, make a Required Disposal (or procure that a Required Disposal is made) and shall give written notice of such disposal to those persons on whom the notice was served. The holder of the shares duly disposed of and all other persons interested in such shares shall be deemed irrevocably and unconditionally to have authorised the board to make such Required Disposal. The manner, timing and terms of any such Required Disposal made or sought to be made by the board (including but not limited to the price or prices at which the same is made and the extent to which assurance is obtained that no transferee is or would become a New US Shareholder) shall be such as the board determines (based on advice from bankers, brokers, or other persons the board considers appropriate to be consulted by it for the purpose) to be reasonably obtainable having regard to all the circumstances, including but not limited to the number of shares to be disposed of and any requirement that the disposal be made without delay; and the board shall not be liable to any person (whether or not a New US Shareholder) for any of the consequences of such disposal or reliance on such advice.

(iii)	For the purpose of effecting any Required Disposal, the board may:

(A)	authorise in writing any officer or employee of the Company to execute any necessary transfer on behalf of any holder; and/or

(B)	convert any share from uncertificated form to certificated form,

and may enter the name of the transferee in the Register in respect of the transferred shares notwithstanding the absence of any share certificate and may issue a new certificate to the transferee and an instrument of transfer executed by any officer or employee of the Company so authorised by the board shall be as effective as if it has been executed by the holder of the transferred shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating to the sale. The proceeds of the Required Disposal shall be received by the Company or by any person nominated by the Company whose receipt shall be a good discharge for the purchase money and shall be paid (without any interest being payable in respect of it and after deduction of any expenses incurred by the board in the sale) to the former holder (or, in the case of joint holders, the first of them named in the Register) upon surrender by him or on his behalf to the Company for cancellation of any certificate in respect of the transferred shares.

(f)	Miscellaneous

(i)
Nothing in this Article shall require the board to assume that any person is a New US Shareholder unless the information contained in the Register, the registers kept by the Company under Part VI of the Companies Act 1985 or in the Register of New US Shareholders, appears to the board to indicate to the contrary or the board has reason to believe otherwise, in which circumstances the board shall make enquiries in good faith to discover whether any person is a New US Shareholder.

PART 7: NOTICE OF EXTRAORDINARY GENERAL MEETING

(ii)
The board shall not be obliged to give any notice otherwise required under this Article to any person if it does not know either his identity or his address. The absence of such a notice in those circumstances and any accidental error in or failure to give any notice to any person to whom notice is required to be given under this Article shall not prevent the implementation of, or invalidate, any procedure under this Article.

(iii)
Save as otherwise provided in this Article, the provisions of these Articles applying to the giving of notice of meetings to members shall apply to the giving of any notice required by this Article. Any notice required by this Article to be given to a person who is not a member, or who is a member whose registered address is not within the United Kingdom and who has not given to the Company an address within the United Kingdom at which notices may be given to him shall be deemed validly served if it is sent through the post in a pre-paid envelope addressed to that person at the address (or, if more than one, at one of the addresses) if any, at which the board believes him to be resident or carrying on business or to his last known address as shown in the Register. The notice shall in such a case be deemed to have been given on the third day following that on which the envelope containing the same is posted. Proof that the envelope was properly addressed, pre-paid and posted shall be conclusive evidence that the notice was given.

(iv)
Any resolution or determination of, or decision or exercise of any discretion or power by, the board or any director or by the chairman of any meeting under or pursuant to the provisions of this Article (including without prejudice to the generality of the foregoing as to what constitutes enquiries made in good faith or as to the manner, timing and terms of any Required Disposal made by the board under Article 50A(e) above) shall be final and conclusive; and any disposal or transfer made, or other thing done, by or on behalf of, or on the authority of, the board or any director pursuant to the foregoing provisions of this Article shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The board shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Article.

(v)	Nothing in this Article shall constitute the holders of Relevant Shares as a separate class.

(vi)	This Article shall apply notwithstanding any provision in any other of these Articles which is inconsistent with or contrary to it."

PART 7: NOTICE OF EXTRAORDINARY GENERAL MEETING

By Order of the board

David Hooper
Company Secretary          19 May 2005

Registered Office:
Washington House
40-41 Conduit Street
London W1S 2YQ

1. A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and to vote instead of him or her. A proxy need not be a member of the Company.

2. A Form of Proxy is enclosed with this document. Instructions for use are shown on the form. Lodging a Form of Proxy will not prevent the shareholder from attending the meeting and voting in person.

3. To be valid, the instrument appointing a proxy, together with any power of attorney under which it is signed, or a duly certified copy thereof, must be received at the offices of the Registrars not less than 48 hours before the time of the meeting or of the adjourned meeting or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting.

4. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 11 June 2005 or, in the event that this meeting is adjourned, in the register of members before the time of 6.00 p.m. on the day two days immediately preceding the date of any adjourned meeting, will be entitled to vote, or to appoint a proxy or proxies to vote on their behalf, at this meeting in respect of the number of shares registered in their names at that time. Changes to entries on the relevant register of members after 6.00 p.m. on 11 June 2005 or, in the event that this meeting is adjourned, in the register of members after 6.00 p.m. on the day two days immediately preceding the date of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the meeting.

5. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST Sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

6. CREST members and, where applicable, their CREST Sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages and the normal system timings and limitations apply to the input of CREST Proxy Instructions.

7. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

DEFINITIONS

The following definitions shall apply to other words and phrases used in this document except where the context requires otherwise.

"ADR"	an American depositary receipt evidencing title to one or more Enodis ADSs;
"ADSs" or "Enodis ADSs"	American depositary shares each representing four Ordinary Shares;
"ADS Depositary"	The Bank of New York, and any successor thereto, in its capacity as the Enodis ADS Depositary under the Enodis ADS Deposit Agreement;
" ADS Deposit Agreement"	the depositary agreement dated 11 July 2000 (as amended) between Enodis, the ADS Depositary and holders from time to time of Enodis ADSs issued under it;
"board" or "Directors"	the directors of Enodis;
"Business Day"	a day (excluding Saturday or Sunday or public holidays in England and Wales) on which banks generally are open for business in the City of London for the transaction of normal banking business;
"certificated" or "in certificated form"	recorded on the relevant register as being held in certificated form and title to which may be transferred by means of a stock transfer form;
"Companies Act"	the Companies Act 1985, as amended;
"Court" or "High Court"	the High Court of Justice in England and Wales;
"Court Hearing"	the hearing by the Court of the petition to confirm the Reduction of Capital;
"CREST"	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations;
"CRESTCo"	CRESTCo Limited, the operator of CREST;
"CREST Sponsor"	a CREST participant admitted to CREST as a CREST sponsor;
"CREST sponsored member"	a CREST member admitted to CREST as a sponsored member (which includes all CREST Personal Members);
"Credit Suisse First Boston"	Credit Suisse First Boston (Europe) Limited;
"EGM"	the Extraordinary General Meeting of Enodis, notice of which is set out in Part 7 of this document, and any adjournment of that meeting;
"Employee Share Plans"
the Enodis 2001 Executive Share Option Scheme, the Berisford 1995 Executive Share Option Scheme, the Berisford International 1993 Executive Share Option Scheme and the Berisford International New Sharesave Scheme (1992);

"Enodis" or "Company"	Enodis plc, incorporated and registered in England and Wales under the Companies Act 1985 with registered number 109849;
"Enodis Articles" or "Articles"	the current articles of association of Enodis;
"Enodis Share Ownership Trust"	the trust established by Berisford International plc and Mourant & Co Trustees Limited on 22 July 1994 for the benefit of employees of the Group;
"Exchange Act"	the US Securities Exchange Act of 1934;
"Form of Proxy"	the Form of Proxy for use at the EGM;

"Group"	Enodis and its subsidiary undertakings;
"Indenture"	the indenture governing the Notes;
"Listing Rules"	the rules and regulations made by the UK Listing Authority pursuant to section 74 of the Financial Services and Markets Act 2000 as amended from time to time;
"London Stock Exchange"	London Stock Exchange plc or any recognised investment exchange for the purposes of the Financial Services and Markets Act 2000 which may take over the function of London Stock Exchange plc;
"New US Shareholder"
(i) persons resident in the US who at a Relevant Time become or are deemed to have become holders of shares in the Company (including without limitation, shares represented by American depositary shares) for the purposes of Rule 12g 3-2(a)(1) of the US Securities Exchange Act of 1934 as amended (including directly or through a nominee) and who were not holders or deemed to be holders of shares in the Company (including without limitation, shares represented by American depositary shares) for such purposes immediately prior to the Relevant Time or who were holders or deemed to be holders of such shares in the Company (including, without limitation, shares represented by American depositary shares) before the Relevant Time but who have ceased to be holders or deemed to be holders of such shares in the Company (including, without limitation, shares represented by American depositary shares) at any time during the Relevant Time and (ii) persons who appear, at any Relevant Time, to the board to fall within sub-paragraph (i) of this definition of New US Shareholder;

"Notes"	the £100 million aggregate principal amount of 10⅜ per cent. senior subordinated notes due 15 April 2012;
"NYSE"	the New York Stock Exchange;
"Offer to Purchase and Consent Solicitation Statement"	the offer to purchase and consent solicitation statement dated 17 May 2005 setting out the terms of the tender offer and consent solicitation with respect to the Notes;
"Official List"	the Official List of the UK Listing Authority;
"Ordinary Shares"
ordinary shares of 50 pence each in the capital of Enodis or, after the Reduction of Capital has become effective, the ordinary shares of 10 pence each in the capital of Enodis, as the context so requires;

"Overseas Shareholders"	Enodis Shareholders resident in, or citizens of, jurisdictions outside the UK;
"Proposals"	the proposed Reduction of Capital and the proposed amendments to the Enodis Articles, as set out in the notice of the EGM;
"Reduction of Capital"	the proposed reduction of capital of Enodis under section 135 of the Companies Act described in Part 1 and Part 2 of this document;
"Registrar of Companies"	the Registrar of Companies in England and Wales;
"Registrars"	Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH;
"Regulations"	the Uncertificated Securities Regulations 2001 (S1 2001 No.3755);
"Relevant Time"	any time after the passing of the resolution numbered two set out in the notice of the EGM;
"Restated Senior Credit Agreement"
the credit agreement dated 17 September 2004 between (inter alia) Enodis Holdings Limited and the Royal Bank of Scotland PLC (as agent) as amended and restated under a restatement agreement entered into on 6 May 2005;

"SEC"	the US Securities and Exchange Commission;

"Shareholder"	a holder of Ordinary Shares;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority"
the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 and in the exercise of its functions in respect of admission to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000;

"uncertificated" or "in uncertificated form"	when used in relation to shares, recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;
"US Holder"
persons resident in the US who hold Ordinary Shares, ADRs or Notes as the case may be, directly or for whose account Ordinary Shares, ADRs or Notes are held by any broker, dealer or bank (or nominee for any of these).